 MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine-month period ended July 31, 2009

(Unaudited)

World Ventures Inc.
102 Piper Crescent
Nanaimo, British Columbia
Canada
V9T 3G3

Tel:           (250) 756-0291
Fax:         (250) 756-0298
E-Mail:    ir@worldventuresinc.com
Web:         www.worldventuresinc.com

TO OUR SHAREHOLDERS

The resurgence in the price of gold in recent weeks has provided an enthusiasm for moving forward with your Company's Gold Properties with an initial aim of early bulk sample testing from the Lapon Canyon Property in Nevada.  The permit to proceed has been received from the Carson City office of the Bureau of Land Management, and plans are being made to access the lower portal and the lower workings.  Referring to the NI 43-101 report prepared  by J. H. Montgomer, Ph.D., P.Eng. and N. Barr, B. Sc., that the lowest and most modern of the three adits  is caved in near the entrance, preventing access to the historical underground workings that reportedly had very high grade gold values at the face of the adit.  Clearing of this caved portion of the adit is anticipated together with rehabilitation of the entrance portal for safety-purposes.

Several new claims were added to the Lapon Canyon land holdings to cover possible extensions of the vein system that may be disclosed during the current exploration activity. All work is being funded under the Joint Venture letter of intent with Kelward Overseas Corp.

The Triton Property southeast of Timmins is again receiving attention based on a high level of Gold exploration in the Timmins, Kirkland Lake and Larder Lake areas.  This Property lies within the Shiningtree District, on the southwestern projection of the Kirkland Lake-Larder Lake Gold belt.  Multiple drilling projects throughout this gold region are returning encouraging values, with a high level of exploration activity being spawned as a result.   The historical workings from old records cannot be relied upon for investment purposes. However,  the near-vertical shaft extended along a quartz vein to a depth of 100 feet with lateral workings at the 95 foot level that extended for over 150 feet laterally along the vein system.  Historical assays show  gold values continuing throughout this extent of the vein. Drilling in the 1987 and 1988 time period, conducted by Teck Corporation, extended gold values to greater depths, and to greater lateral extent within the vein structures.  Compilation of this data into an  NI 43-101 compliant report is planned for the near future.  In the meantime the data should be regarded as unconfirmed and historical in nature, and should not be relied upon for investment purposes.

The Company continues to evaluate other Gold properties with early production potential.  Both historically developed and formerly productive gold properties and placer gold prospects fall within this category. Several attractive situations are currently being reviewed.

We thank the shareholders for their continued support and enthusiasm.   The Annual General Meeting was held on August 25th, 2009, in Nanaimo, British Columbia with a success re-election of the Company’s current directors for the next term.
Stewart A. Jackson
President, Chief Executive Officer
World Venture Inc.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

GLOSSARY & ABBREVIATIONS
Certain terms and their usage used throughout this Form 6K are defined below.

Adit Level	The horizontal mine entry opening to allow mining activity to go underground, generally going into the side of a hill or mountain.
Assay or Fire Assay	A high-temperature process involving the melting of a rock to determine its precious and base metal content.
Assessment Work	Annual work requirement necessary to hold a mineral claim for the ensuing year.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Company	World Ventures Inc, its predecessors and subsidiaries.
Consultants	Persons retained to advise other persons or companies in the field of their expertise. Consultants act independently and are not employees.
Diamond Kimberlite Pipes	Diamond bearing kimberlite pipes.
Downdip	Down the plane of a surface of structure at an angle perpendicular to strike.
Drill Testing	Sampling of a unit, zone, or bed by taking samples from subsurface by means of a drill.
Electromagnetic Survey (E-M Survey)	A method of measuring conductivity and resistivity variations of the Earth’s surface by passing electricity through the ground measuring changes of electric fields produced.
Exploration Program	Work conducted directed toward discovery of a mineral commodity including geological, geochemical and geophysical mapping surface sampling, drill sampling and determination of mineral content.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Geological Mapping	Recording on paper of the real expression of rock types and their altitudes.
Geophysical Anomalies	Variations in physical parameters of the Earth that display differences from background or “normal” levels.
Geophysical Exploration	Exploration for mineral deposits utilizing instruments that measure variations in the Earths physical properties.
Gold-Bearing Structures	Features within rock units or layers that carry gold and are frequently planar or linear controlled by faults, shears or contacts.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Ground Magnetometer	An instrument used at ground or close to ground level to measure the intensity of the Earths’ magnetic field and variations of the field in time and space.
Kimberlite Pipes	“Carrot – shaped” pipes created when kimberlitic (iron-magnesium-rich) rocks are injected up through the Earths’ crust, occasionally contain economic concentrations of diamonds.
Magnetic Survey	A measure of the variations in the Earths magnetic field over a specific area.
Mineral Claims	Lands held by claiming or staking for mineral discovery and exploration under claiming regulations of the government unit (country, state, province), which holds the lands.
Mineral Lease –Saskatchewan	A metallic and industrial mineral lease issued by the Province of Saskatchewan or property owners’ that conveys the right to develop and produce metallic and industrial minerals.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineral Reserve	That part of a mineral deposit, that could be economically and legally extracted or produced at the time of the reserve determination.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

GLOSSARY & ABBREVIATIONS (continued)
Mineralization
Generically refers to (i) the process of formation of minerals in a specific area or geological formation, or (ii) an occurrence of potentially valuable minerals.  The term has no economic implications.

Mineralized Material
A mineralized body that may have been delineated by appropriately spaced drilling and/or underground sampling to support a tonnage and average grade of materials.  Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors concludes legal and economic feasibility.

Net Smelter Returns	The cash returns from shipments of ores sold to a smelter, which is the sales price of materials obtained minus certain transportation and smelting fees.
NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.
Paleozoic Rocks	Post-Precambrian rocks that lie on the older Precambrian basement rocks. Younger than 0.9 billion years.
Precambrian Basement Rocks	The oldest units of rocks that form the basement in much of the Earth, overlain by younger sedimentary and volcanic rock. Predates a time of 0.9 billion years.
Precious Metals	A group of metals generally resistant to oxidation of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.
Production Royalties	Monies paid to an owner from the proceeds of sales materials derived from on the owner’s property.
Qualified Person
Conforms to the definition under National Instrument 43-101, Standards of Disclosure for Mineral Projects and is an engineer or a geoscientist with at least five years of experience relevant to a particular project. National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada’s provincial and territorial securities regulators

Resource Property
Any form of title or right to explore and/or mine granted by a government/or property owner pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.

Samplings	Materials removed for chemical, physical or other measurements.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth's surface by air, water or ice.
Showings	Surface exposures of potentially economic mineralization.
Strike	The direction or orientation of a horizontal plane with the planar surface of a rock included from the horizontal.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.
Updip	Up the plane of a surface or structure of at an angle perpendicular to strike.
US	The United States of America.
_________________________

CONVERSION FACTORS:	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
SYMBOLS:	$ or Cdn$	=	Canadian dollar
	T	=	Metric tonne
	Km	=	Kilometre

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this Form 6K includes both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating to the future results of the Company (including projections and business trends), which involve risks and uncertainties.

Except for statements of historical fact, certain information contained within constitutes forward-looking statements.   Forward looking statements are usually identified by use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different for any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company.  If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated, or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.  Except as required by law, the Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise

Disclaimer

The information in this document is not intended to be comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR www.sedar.com and www.sec.gov/edgar.shtml. No securities commission or regulatory has reviewed the accuracy or adequacy of the information presented herein.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 6K is expressed in Canadian dollars; therefore, unless otherwise noted, references to “Cdn$” or “$” are to Canadian dollars.  The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes.  As of December 31, 2008, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8169 (US $1.00 = CDN $1.2240).  As of May 18, 2009 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $1.1756 (US $1.00 = CDN $0.8501).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.1	Date

This discussion date September 14, 2009 is intended to assist readers with a better understanding and evaluation World Ventures Inc.’s (“WVI” or the “Company”) history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the third quarter ended JULY 31, 2009. The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements and related notes thereto for the Nine Month Period ended JulY 31, 2009, the Director’s Report to Shareholders, and other management discussion included in the Company’s Annual Report. The information in this report includes information available to September 14, 2009. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Please also refer to the Company’s financial statements and notes for further information. Further financial information regarding the World Ventures Inc. is available at www.sedar.com and at www.sec.gov/edgar.shtml

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks.  The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

Management is responsible for the preparation and integrity of the financial statements including, the maintenance of appropriate information systems, procedures and internal controls, and to ensure that the financial information used internally or disclosed externally, including financial statements and MD&A is complete and reliable.

1.2       Overall Performance

A.           History and Development of World Ventures Inc.

World Ventures Inc. (the “Company”) (formerly Nu-Dawn Resources Inc.) effected a name change on June 28th, 1999. World Ventures Inc. (formerly Nu-Dawn Resources Inc.) was incorporated on October 3rd, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia.

World Ventures Inc.’s head office is located at 102 Piper Crescent, Nanaimo, British Columbia, Canada, V9T 3G3, Telephone: (250) 756-0291. The Company’s registered office is located at Suite 1600 – 609 Granville Street, Vancouver, British Columbia, Canada.

Since its formation, the Company has been engaged in the acquisition and exploration of mineral properties. In 1999, the Company changed its direction of business to pursue real estate and land development. In 2001, the Company ceased its pursuit of real estate and land development and resumed its historical business of acquisition and exploration of mineral properties. The Company presently operates the mineral exploration and development business in the United States, Canada, Panama and Costa Rica. The Company continues to maintain its mineral holdings with the intent to explore, develop and recruit buyers or joint venture partners for their projects. The Company will continue to pursue mining projects in North and Central America.

Principal Capital Expenditures

The Company has invested principally in its resource properties in the Lapon Canyon - Nevada Property, Crystal Springs - Saskatchewan Property, and Triton - Ontario Property over the last five years.  Over the past five years, $576,659 has been invested in resource properties for legal fees, consulting fees, lease costs, and travel expenditures. The Company’s claims lapsed on the Triton – Ontario Property therefore the property was written down. There have been no significant divestitures or disposals over the past three years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2          Overall Performance (continued)

B.           Business Overview

World Ventures Inc. remains in the exploration stage. The Company is not presently engaged in extracting minerals from any of its properties and has not generated any revenues to date. Our focus for the last five years has been on their principal resource properties; Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the MacMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada.

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company encounters strong competition in attempting to acquire additional mineral properties and interest in commercially mineable ore reserves in the State of Nevada. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company’s competitive position in the mining business in general, and in the State of Nevada in particular, is insignificant

There has been no public announcement of, nor has the Company otherwise made public information about, any new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company’s operations. The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities However, should the Company determine to commence production of a resource property, this would require large expenditures and commitment of funds neither of which are presently available to the Company.

The sources and availability of raw materials essential to the Company’s business are limited in the context that mineral bearing ore of a high enough commercial grade to justify development must be discovered or otherwise acquired and explored before a production decision can be made and implemented. Mining projects are dependant on permitting, water supply, utilities and roads. The Company anticipates no lack of materials, supplies and services.
The Company has no material patents, trademarks, licenses, franchises or concessions except insofar as mining claims or properties acquired from the Canadian, American, Panamian and Costa Rican governments. The Company believes it is in compliance with all applicable obligations regarding such titles. The Company’s business is seasonal only to the extent that severe winter conditions may limit the Company’s exploratory activities or future mill operating activities.

The Company is not dependent upon a single or few customers for revenues. The nature of the Company’s business precludes a backlog of orders. No portion of the Company’s business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. The Company does not foresee that there is any risk to the conduct of its business in the United States, Canada, Panama, and Costa Rica.

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 2007 fiscal year, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company’s competitive position in the business and, conceivably, could limit the Company’s availability to enter into some projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditure during the current or coming fiscal year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2	Overall Performance(continued)

B.           Business Overview (continued)

World Ventures Inc. is an Exploration Stage Company

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations including, without limitations as follows:

•
Exploration Development - mineral exploration involves a high degree of risk and few properties result in successful production. Even when a prospect is discovered and designated, the probability of an individual prospect ever having proven reserves is extremely remote.  In all probability the properties described herein may not contain any reserves and funds spent on exploration may not find any reserves.  Even if the Company completes anticipated exploration programs and is successful in identifying a mineral deposit, substantial additional funds will need to be expended on further drilling and engineering studies before it can be ascertained whether there is a commercially viable mineral deposit on the property;

•
Operating Risk  – all properties in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage;

•
Commodity Prices – the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•	Foreign Operation Risk – properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•
Financing and Acquisition – exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•
Environmental – all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•	Competition – the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available.

World Ventures Inc. has a Lack of Cash Flows and Financing May Not Be Available to the Company

World Ventures Inc. is a developing Company and does not yet have sufficient revenues to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  There is no guarantee the Company will be able to continue to raise funds through additional equity issuances, project debt financing, joint ventures and /or partnering arrangements.

World Ventures Inc. is Subject to Certain Mining Hazards

The business of mining is subject to certain types of risks and hazards, including environmental hazards, and industrial accidents.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damages, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on World Ventures Inc.'s financial position.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that it is economically feasible but which may not be adequate. World Ventures Inc. currently does not have any active mining in progress.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2          Overall Performance (continued)

B.           Business Overview (continued)

World Ventures Inc. will Require Regulatory Approvals and Operating Permits.

In the ordinary course of business, exploration companies are required to seek regulatory approvals, and operating permits for the federal, provincial and local governments for commencement of new operations. Obtaining the necessary regulatory approvals and operating permits is a complex and time-consuming process involving numerous agencies and often involving public hearings and costly undertaking by the Company.  The duration and success of regulatory and permitting efforts are contingent upon many variables outside the Company’s control.  Environment protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all regulatory approvals and operating permits will be obtained and, if obtained, the costs involved will not exceed those previously estimated by the Company. It is impossible the costs and delays associated with the compliance with such standards and regulations could become such that he Company could not proceed with the development or operations of Resource Property.

Abandonment and Reclamation Costs and Regulations May Change

World Ventures Inc. is responsible for complying with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the site and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial.  A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.  Abandonment and reclamation costs are estimates and since they will be a function of regulatory requirements at the time, costs of goods and services at the time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs.  World Ventures Inc. currently does not have any active mining in progress.

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the resource properties, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

Personnel Risks May Impact the Company’s Ability to Carry Out its Operational Plans

At April 30, 2009, the Company had 5 directors and one part-time employee. The Company is relies on the directors, contractors, and consultants to assist in executing operations and providing technical guidance. As the Company anticipating growth and expansion of its operations will be dependant on the ability to attract and hold knowledgeable, expert, experienced management and employees to explore and develop it’s mineral properties.

There is a Possibility of Dilution to Present and Prospective Shareholders

Any transaction involving the issuance of additional World Ventures Inc shares or securities may result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Title Risks May Result in Title Claims or Disputes

The Company is satisfied that it has good and proper right, title and interest in and to the Resource Properties that are currently under exploration. Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed claims against the Government of Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2         Overall Performance (continued)

B.           Business Overview (continued)

Enforcement of Civil Liabilities by Present and Prospective Shareholders May be Adversely Affected

The enforcement by investors of civil liabilities under the federal securities laws of the US may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent auditors who have audited the Company's financial statements and some or all of its directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company's assets and said persons are located outside the US.  As a result, it may be difficult for holders of the Common Shares to effect service of process within the US upon people who are not residents of the US or to realize in the US upon judgments of courts of the US predicated upon civil liabilities under the federal securities laws of the US.

The key determinants of the Company’s operating results are as follows:

(a)	the state of capital markets, which affects the ability of the Company to finance its exploration activities;
(b)	the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;
(c)	market prices for gold, copper, diamonds, silver, lead, molybdenum, tungsten, iron and zinc;
(d)	ability to attract and hold knowledgeable, expert, experienced management and employees;
(e)	continued regulatory standard changes which increase the complexity and length of processes and increased cost associated;
(f)	foreign properties are at risk of changes in regulations or shifts in political attitudes within foreign countries;
(g)	intense competition of the mining industry in all phases affects the acquisition of suitable properties for exploration in the future

The Company reported financial results for the third quarter and the Nine-Month Period Ended July 31, 2009 a net of loss of $140,102 reflective of the increased activity of the Company. Comparatively the Company reported a net loss in July 31, 2008 of $217,661; a net loss of $ 109,588 for the third quarter and the Nine-Month Period Ended July 31, 2007. As at July 31, 2009 the Company had a cash position of $23,903. Compared to July 31, 2008 the Company had a cash position of $4,747; July 31, 2007 a cash position of $201,938; $115,463 as at July 31, 2006. As at July 31, 2009 the Company reported a working capital deficiency of $376,196 comparative to July 31, 2008 the Company reported a working capital deficiency of $356,507; July 31, 2007, the Company reported a working capital deficiency of $ $46,096; and a working capital deficiency of $211,117 as at July 31, 2006. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

In the current period ended July 31, 2009 the Company continued to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for the Lapon Canyon - Nevada Project consistent with the same 12-month period in the previous year. In additional the Company incurred expenditures for the Crystal Springs – Saskatchewan, the Triton – Ontario and Gladiator – Arizona properties. Total expenditures for all resource properties for the current nine-month period total $95,635. Comparatively $79,256 for the nine-month period ended July 31, 2008; compared with the nine-month period ended July 31, 2007 of $52,199. Total expenditures for all resource properties for the year ended October 31, 2008 total $105,949.  Compared with total resource expenditures in 2007 of $107,291, and for 2006 total resource expenditures were $60,414.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2                   Overall Performance (continued)

B.	Business Overview (continued)

Financial results for the year of 2008 reported a net loss of $393,223 which includes $60,156 of stock-based compensation and in 2007 reported a net loss of $320,473 included a recognized $171,470 of stock-based compensation. Financial results for the year of 2005 the Company reported a net loss of $467,969. A significant change was made in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result of the preceding, the Company has recognized $289,341in stock-based compensation in the 2005 years net loss, and an additional $33,712, which was charged to the opening deficit in 2005.

Annualized fiscal expenses for 2008, 2007, and 2006 are comparative across all categories. Noted increases are in Accounting and Administration with $54,783 in 2008 compare to $47,323 in 2007, and in 2006 $28,403 as result of increase costs of overall administration; an increase in Travel and Promotion with $68,380 in 2008 compared to $25,547 in 2007, and $45,252 in 2006. In 2008 Consulting fees paid are $67,451 compared with $4,500 in 2007, and $2,000 in 2006. No Corporate capital taxes were paid during 2008, 2007, and 2006. Revenues remained unchanged at $0 in 2008, 2007, and 2006, reflective of the nature of a mining exploration company. (Please review 1.3 Selected Annual Information and 1.5 Summary of Quarterly Results.)

RESOURCE PROPERTIES

Triton Property, MacMurchy Township, Shining Tree Mining District, Ontario, Canada
Potential Mineral Commodity: Gold

The Company no longer holds these properties. This property is located in MacMurchy Township, Larder Lake, Mining District, Ontario, Canada as shown in Figure 1, 2, and 3. The property consists of five unpatented mining claims as shown below totaling approximately 200 acres.

Claim Number	Expiration Date
L452375	June 1, 2009
L504544	June 1, 2009
L504574	June 1, 2009
L504578	June 1, 2009
L504579	June 1, 2009

The Property is in the exploration stage.  There are no known mineral resources on the property.  There are no immediate planned exploration programs for the Property.  Work requirements of $200 per claim per year are required to maintain the Property in good standing. Anticipated work on the Property will be funded by either capital raised by equity funding or joint venture partnership funding. Access to the Property is by light-truck on unimproved logging roads. Water is available on the Property. Power for any operations would be provided by portable equipment as the Property is remote from power lines.

Historically the Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd. (“Temagami”), an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004, the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited (Temagami being a wholly-owned subsidiary). World Ventures Inc. had entered into a letter of intent with Starfire Minerals Inc., whereby Starfire could earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. would not have committed any funds to this project until Starfire Minerals Inc. earned a 50% interest. In addition, World Ventures Inc. would have received 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

2009 Third Quarter Report      Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2           Overall Performance (continued)

RESOURCE PROPERTIES (continued)

Triton Property, MacMurchy Township, Shining Tree Mining District, Ontario, Canada
Potential Mineral Commodity: Gold (continued)

Starfire Minerals Inc. informed the Company that they had carried out a ground magnetometer and electromagnetic survey on the Triton property. Starfire Minerals Inc. further advised the Company that approximately 800 acres of mining claims had been added to the Triton property. These additional claims have since lapsed. On July 18th, 2005 the Company announced that Starfire Minerals Inc. had relinquished its right to earn 50% interest in the property. In November 2005, the Company carried out an E-M survey on the Triton Property to cover assessment work obligations. In late 2007, the Company conduced additional surface sampling of vein structures, largely for assessment work purposes to maintain the claims in good standing.

The Property is underlain by Precambrian-aged metavolcanic which contains occurrences of quartz veins containing gold values as reported in historical reports. A prospect shaft to 110 feet in depth with 145 feet of lateral workings is described in old Company reports. Gold assay values reported are historical in nature and cannot be relied upon.  Drilling conducted by Teck-Cominco in 1985-1988 is reported to have intersected gold values but this information is historical in nature and cannot be relied upon.  In March 2009, the Company claims lapsed, and the Company has written off its investment of $8,928 in the property.

On June 3, 2009, the Company entered into an agreement to purchase 100% right, title and interest in to the property with respect to Claims L-4247576 7 units; L-4247577 1 unit located in MacMurchy Twp. In consideration for the acquisition of the Property the Company has paid the vendors $10,000 cash upon execution of the agreement; and issuance of 250,000 common shares; and additional $20,000 cash and issuance of 250,000 common shares upon the anniversary date of the agreement.

2009 Third Quarter Report      Page 13

FIGURE 1

LOCATION MAP – TRITON PROPERTY
Near Timmins, MacMurchy Township, Shinning Tree District, Ontario

Ontario

2009 Third Quarter Report      Page 14

FIGURE 2

LOCATION MAP – TRITON PROPERTY
Shinning Tree District

COCHRANE
49°
82°
81°
80°
49°
ONTARIO
QUEBEC
11
101
TIMMINS
144
KIRKLAND LAKE
48°
48°
MATACHEWAN
TRITON PROPERTY
ELK LAKE
SHININGTREE
560
GOWGANDA
HAILEYBURY
TEMAGAMI
47°
47°
144
11
SUDBURY
17
17
69
NORTH BAY
Lake Nipissing
80°
46°
82°
81°
GREATER TEMAGAMI MINES LTD
TRITON PROPERTY
of
World Ventures Inc.
MacMurchy Twp., Ontario
LOCATION MAP
0 20 40 60 80 km
0 25 50 miles

2009 Third Quarter Report      Page 15

FIGURE 3

CLAIMS MAP – TRITON PROPERTY
MacMurchy Township

Triton Property
5M
4M
3M
47°35'
Sulphide Cr.
Beaverhouse L.
Cub Lake

Triton Property

Macmurchy Twp., Ontario

CLAIM MAP

Ref: ODM Claim Map M-842
1" = ¼ Mile N.T.S. 41-P-11

2009 Third Quarter Report      Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2           Overall Performance (continued)

RESOURCE PROPERTIES (continued)

Royalty Interest: Kootenay Property, near Salmo, British Columbia, Canada
Potential Mineral Commodities: Molybdenum, Tungsten, Lead, Zinc, Gold, Silver and Copper

The Jersey-EmeraId Property in the Nelson Mining Division, Kootenay Region of British Columbia, Canada is a former producer of lead-zinc and tungsten.  The Company retained a 1.5% net smelter return royalty when it sold the property some years ago during a period of depressed metal prices.  Since 1995 Sultan Minerals Inc. (“Sultan”) of Vancouver, British Columbia, Canada, the current owner of the property, has conducted exploration on the molybdenum, tungsten, lead and zinc potential of the property.  The Company makes no expenditures for exploration on the Property but does pay taxes on two retained surface lots in the area totalling $237 per year.

Sultan has released a series of updates on the status of the molybdenum, tungsten, and lead-zinc evaluation programs. An estimate for resources for each of molybdenum and tungsten has been prepared for the modest tonnage higher-grade portions of the deposits.  Additional evaluation continues of the potential for much larger bulk tonnages of tungsten, molybdenum and gold.  Sultan is also in the process of reviewing the resource potential of the lead and zinc mineralization remaining in and adjacent to the mine workings from previous production episodes.  The Property is accessed by paved highway and improved roads. Power and water are available on site.

In a scoping study by Wardrop Engineering Inc. on May, 2007 the resources are as stated below and filed on SEDAR by Sultan Minerals Inc.

Table 1.1 Total WO3 Resource for Jersey Project

Classification	Cutoff	Tons>Cutoff	WO3%	Pounds of WO3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

Table 1.2 Total Mo Resources for Dodger for Dodger 4200 Zone

Mo Cutoff	Tons>Cutoff (tons)	Grade > Cutoff
		Mo (%)	Pounds Mo
Indicated Resource
0.05	28,000	0.098	54,880
Inferred Resource
0.05	481,000	0.103	990,860

The Company monitors the exploration activity on the Property to track the potential values of the retained royalty interest.

2009 Third Quarter Report      Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2           Overall Performance (continued)

RESOURCE PROPERTIES (continued)

Crystal Springs Property, Central Saskatchewan, Canada
Potential Mineral Commodities: Diamonds, Gold, Copper and Iron

The Company acquired mineral rights covering 540 acres, Section 21, Township 44, Range 20, West of the Second Meridian, near Crystal Springs area, near Fort a la Corne, Saskatchewan, Canada as shown in Figure 4. This tract of land is prospective for diamonds, gold, copper and iron, is held as private land mineral rights. The Company also held Saskatchewan Mineral Claims covering 57,000 acres (23,700 hectares) that were filed in July 2005, but they are no longer held.

This land holding lies to the south of a regional diamond exploration play in the vicinity of Fort a la Corne. Diamond exploration began in the late 1980’s and has accelerated recently. Numerous diamondiferous kimberlite pipes have been discovered with the Star Kimberlite being the most prominent, currently undergoing underground testing by Shore Gold, Inc.

The Company’s land position was acquired based on results of a preliminary investigation carried out in the area by the Company in 1995 and 1996. The exploration targets are of two conceptual types; one being the kimberlite pipes that may be present, cutting vertically across flat lying sedimentary rocks overlying an older Precambrian basement assemblage: the other being postulated gold-copper bearing iron formations in the underlying Precambrian basement, as suggested by an airborne magnetic survey conducted by the Company in 1995.

Approximately 640 acres are private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot. The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000.

The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. Expenditures for 2008 are $10,418, in 2007 $4,000 and in 2006 total $12,732. There were no expenditures for this property in 2005 or 2004.  The Saskatchewan Mineral Claims require the expenditure of $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing. As no work was completed or filed on these claims they have lapsed. There are no known mineral resources on the property.  There are no current plans to conduct exploration programs for the Property. Any work to be conducted on this Property will be subjected to the raising of funds by equity funding or joint venture partnership funding.  The claims remain active and good standing, the Company has written off its investment of $27,150 at October 31, 2008.

2009 Third Quarter Report      Page 18

FIGURE 4

LOCATION MAP – CRYSTAL SPRINGS PROPERTY
Near Melfort, Section 21, Township 44 Range 20, West of the Second Meridian

SASKATCHEWAN

2009 Third Quarter Report      Page 19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

 1.2           Overall Performance (continued)

RESOURCE PROPERTIES (continued)

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States
Potential Mineral Commodities: Gold and Silver (continued)

The property covers a gold-bearing complex vein structure that has had minor historical production from two mine adit levels with additional exploration on a third adit level. There are no known mineral resources on this Property. The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property") as shown in Figure 5, 6, 7. The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.  Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which included the royalty payment due on June 6, 2002. Subsequent to the Company’s October 31, 2006 year-end, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007. The Amendment Agreement Letter amended the Term of the Lease to automatically extend the lease for an additional 5 years to June 6, 2012 and a minor amendment to the Minimum Royalties Payments. The amended Minimum Royalty payment schedule is as follows:

Payment Period	Amount Monthly US$

(i) July 6, 2002 through February 6, 2003(paid)	$ 1,000
(ii) March 6, 2003 through November 6, 2003(paid)	$ 1,500
(iii) December 6, 2003 through August 6, 2004(paid)	$ 2,000
(iv) September 6, 2004 through May 4, 2005(paid)	$ 2,500
(v) June 6, 2005 through February 6, 2006(paid)	$ 3,000
(vi) March 6, 2006 through November 6, 2006(paid)	$ 3,500
(vii) December 6, 2006 through August 6, 2007(paid)	$ 4,000
(viii) September 6, 2007 through the 6th day of each month thereafter	$ 4,500
(paid to September 2009)

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

The Lapon Canyon Property located in Mineral County, Nevada, USA consists of the following claims totaling approximately 1,000 acres:

TABLE 1
SLEEPER CLAIM GROUP

CLAIMS	BLM SERIAL No.	LOCATION DATE
Sleeper 1-3	699414 – 416	Feb 16, 1994
Sleeper 4-10	699417 – 423	Feb. 26, 1994
Sleeper 11-12	699424 – 424	Mar. 3, 1994
Sleeper 13-14	708229 – 230	Sep. 9, 1994
Sleeper 15	708231	Sep. 14, 1994
Sleeper 16-18	708232 – 234	Sep. 9, 1994
Sleeper 19	708235	Sep. 9, 1994

The Property is accessed by truck from an improved county road along two miles of unimproved access road.  Water is available on site.  Power is accessible within ten (10) miles.

2009 Third Quarter Report      Page 20

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.2           Overall Performance (continued)

RESOURCE PROPERTIES (continued)

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States
Potential Mineral Commodities: Gold and Silver (continued)

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company’s Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company’s Lapon Canyon gold project. On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program and received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US and will have to apply for renewal of the earlier permits.

Expenditures to date on the property total $572,195, (total expenditures of $78,248 in 2008, total expenditures of $92,490 for 2007 and $45,682 in 2006) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report.

This Property is in the exploration stage. The Company signed a letter of intent date April 9, 2009 with Kelward Overseas Corp. under which the expenditures of the exploration of the property will be funded to the extent of $750,000 for a 50% interest in the property. The initial $100,000 of expenditures will earn Kelward Overseas Corp.  20% interest in the property. Kelward Overseas Corp can earn the additional 30% interest by making exploration expenditures of $650,000 within two years of the letter of intent within the context of the exploration program of the Company. A work program is being formulized for the project.

2009 Third Quarter Report      Page 21

FIGURE 5

LOCATION MAP – LAPON CANYON PROPERTY
Near Reno, Mount Grant Mining District, Mineral County, Nevada

NEVADA

2009 Third Quarter Report      Page 22

FIGURE 6

LOCATION MAP – LAPON CANYON PROPERTY
 Mineral County, Nevada

2009 Third Quarter Report      Page 23

FIGURE 7

CLAIMS MAP – LAPON CANYON PROPERTY
 Mineral County, Nevada

SLEEPER GROUP
22
21
T.8N., R28E.,MDM
C/ CABANA
SCALE
2 miles
N

WORLD VENTURES LTD.	
SLEEPER PROJECT	
CLAIM MAP SLEEPER GROUP.	
MONTGOMERY CONSULTANTS LTD	FIGURE 5-4
DATE: JANUARY 15TH, 2004	PROJECT No. 04WH

2009 Third Quarter Report      Page 24

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2006 or 2005. The Company entered into a letter of intent to purchase the outstanding and issued common shares of Nor-Quest Arizona Inc. on March 31, 2009, the letter of intent expired. The Company has written off its investment of $21,156. The company continues to evaluate the opportunity to acquire this property.

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and as at October 31, 2007 the Company is holding the rights for future use. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company monitors mineral exploration in Costa Rica. There is no known mineral resource on this Property.   The Company has no planned exploration for this property.  The Property is not a material Property.  The Company plans to review the climate for mineral exploration in Costa Rica and subject to financing may initiate activity there.

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company retained the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company abandoned its rights in Panama during the fiscal year and has written off the carrying value of the investment. This Property is not a material Property, however the Company monitors activity in Panama and may renew activity in that area.

2009 Third Quarter Report      Page 25

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.3                     Selected Annual Information

The following selected financial information is derived from the audited financial statements for the years ended October 31, 2008, 2007, 2006 and nine-month period ended July 31, 2009, of the Company as prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 13 for the Company’s consolidate financial statements, pages 24 through 28. For more detailed information, refer to the Company’s audited Financial Statements.
	July 31, 2009	October 31, 2008	October 31, 2007	October 31, 2006
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(140,102)	$(351,082)	$(320,473)	$(152,320)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.01)	(0.02) (0.02)	(0.02) (0.02)	(0.01) (0.01)
Net Income (loss)	$(140,102)	$(393,223)	$(320,473)	$(152,320)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.02) (0.02)	(0.02) (0.02)	(0.01) (0.01)
Total Assets	$617,842	$500,569	$564,608	$345,789
Total Long-term Debt	$Nil	$Nil	$Nil	$Nil
Cash dividends declared: $ per share	$Nil	$Nil	$Nil	$Nil

The growth in total assets for the nine month period ended July 31, 2009 is primarily the result of capitalized exploration expenditures incurred during the nine month period ended July 31, 2009 and a decrease in cash and cash equivalents primarily due to decrease in private placements during the current year. Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized in 2008 $60,156 in stock based compensation,, in 2007 $171,470 stock-based compensation and in 2005 $289,341 stock-based compensation and an additional $33,712, which was charged to the opening deficit in the previous year in 2004.
1.4                     Results of Operations

The Company’s consolidated financial statements for the nine month period ended July 31, 2009 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 13, pages 24 through 28.

Differences in income (losses) by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily in raising funds or conducting exploration work on its Lapon Canyon-Nevada Property, Triton-Ontario Property, and Crystal Springs-Saskatchewan Property.

The Lapon Canyon, Nevada Property is a gold-bearing vein structure with historical exploration and minor production on three levels Proposed exploration consisting of opening, re-examining, sampling, and drilling of extensions has not been started to date.

2009 Third Quarter Report      Page 26

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.4                     Results of Operations (continued)

The Crystal Springs, Saskatchewan diamond gold exploration target was acquired during the 2006 year.  The required airborne geophysical surveys, drill testing for possible diamond pipes, and drill testing for potential gold-copper-iron targets in the basement rock have not yet been imitated.  Monitoring of diamond exploration activity within the kimberlite field to the north continually evaluates the region for exploration potential.

The Kootenay (Jersey-Emerald) Property royalty interest covers production from the several potential targets. An extensive program by Sultan Minerals Inc., the current owner of property is ongoing and is monitored on continued basis.

As the Company is in the exploration stage of investigating, evaluating its minerals properties, revenues remained unchanged at $0 in 2009, 2008, 2007, and 2006, reflective of the nature of a mining exploration company.

The Company reported financial results for the third quarter and the Nine-Month Period Ended July 31, 2009 a net of loss of $140,102 reflective of the increased activity of the Company. Comparatively the Company reported a net loss in July 31, 2008 of $217,661; a net loss of $ 109,588 for the third quarter and the Nine-Month Period Ended July 31, 2007. As at July 31, 2009 the Company had a cash position of $23,903. Compared to July 31, 2008 the Company had a cash position of $4,747; July 31, 2007 a cash position of $201,938; $115,463 as at July 31, 2006. As at July 31, 2009 the Company reported a working capital deficiency of $376,196 comparative to July 31, 2008 the Company reported a working capital deficiency of $356,507; July 31, 2007, the Company reported a working capital deficiency of $ $46,096; and a working capital deficiency of $211,117 as at July 31, 2006. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

In the current period ended July 31, 2009 the Company continued to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for the Lapon Canyon - Nevada Project consistent with the same 12-month period in the previous year. In additional the Company incurred expenditures for the Crystal Springs – Saskatchewan, the Triton – Ontario and Gladiator – Arizona properties. Total expenditures for all resource properties for the current nine-month period total $95,635. Comparatively $79,256 for the nine-month period ended July 31, 2008; compared with the nine-month period ended July 31, 2007 of $52,199. Total expenditures for all resource properties for the year ended October 31, 2008 total $105,949.  Compared with total resource expenditures in 2007 of $107,291, and for 2006 total resource expenditures were $60,414.

Expenses for 2009, 2008, 2007, 2006, and 2005, are comparative across all categories. Specific expenses of note during the 2009, 2008, 2007, 2006, and 2005 are as follows:

•	Professional fees with $31,258 in 2009, $31,635 for 2008 and $11,170 in 2007, $21,763 in 2006 compared to $7,059 in 2005 as result of increase costs of auditing fees;
•	Travel and Promotion with $22,730 in 2009, $51,963 for 2008 and $22,041in 2007, $44,657 in 2006 compared to $2,624 in 2005 expenditures vary depending public relations expenditures;
•	Interest and Bank Charges with $1,517 in 2009, $733 in 2008 and for 2007 of $149 which increased to $1,196 in 2006, compared to $437 in 2005.
•	Office and sundry with $2,184 in 2009, $7,830 in 2008, $6,267 in 2007, $4,403 in 2006 compared to $1,422 in 2005.
•	Consulting fees paid for 2009 are $49,500, 2008 $66,000 and 2007 $18,500, 2006 and 2005 were $0
•	No Corporate capital taxes were paid during 2009, 2008, 2007, 2006, and 2005 years.
•	Included expenditures for services paid to an individual related to a director of the Company for the 2009, 2008 2007, 2006 and 2005 periods were $9,000.

2009 Third Quarter Report      Page 27

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.4                     Results of Operations (continued)

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material affect on the Company’s business, financial position, or results of operations. The nature of the Company’s business is the demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company intends to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment this cash position, as it does not have sufficient operating cash flow.

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations as follows:

•
Exploration Development and Operating Risk – mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Properties in the Company has direct of indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage. Mineral exploration involves a high degree of risk and few properties result in successful production;

•
Commodity Prices – the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•	Foreign Operation Risk – properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;
•
Financing and Acquisition – exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•
Environmental – all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•	Competition – the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available;

1.5                     Summary of Quarterly Results

The following information is provided for each of the eight (8) most recently completed quarters of the Company. This financial information was prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and reported in Canadian dollars.

	Q3 Jul 31, 2009	Q2 Jan 31, 2009	Q1 Oct 31, 2008	Q4 Jul 31, 2008	Q3 Apr 30, 2008	Q2 Jan 31, 2008	Q1 Oct 31, 2007	Q4 Jul 31, 2007
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	(58,141)	(82,052)	(52,439)	(47,514)	(217,391)	(58,528)	(27,649)	(252,828)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.01) (0.01)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.02) (0.02)
Net Income (loss)	(58,141)	(82,052)	(52,439)	(89,655)	(217,391)	(58,528)	(27,649)	(252,828)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.01) (0.01)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.04) (0.04)
Total Assets	617,842	568,523	518,797	500,569	521,214	539,662	530,377	564,608
Total Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared: $ per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

2009 Third Quarter Report      Page 28

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.5                     Summary of Quarterly Results (continued)

The net loss for the fourth quarter of the fiscal 2008 is $89,655, the net loss for the fourth quarter of the fiscal 2007 was $252,828 compared to fourth quarter 2006 net loss of $28,779.  The increase in the net loss for the fourth quarter in 2008, 2007 and 2005 was primarily due to stock-based compensation expenses of $60,156 for 2008, $171,470 for 2007 and $323,053 for 2005.  Compensation expenses are based on the fair value over their vesting periods using the Black Scholes option-pricing model.

1.6                    Liquidity and Capital Resources

As at July 31, 2009 the Company had a cash position of $23,903. Compared to July 31, 2008 the Company had a cash position of $4,747; July 31, 2007 a cash position of $201,938; $115,463 as at July 31, 2006. As at July 31, 2009 the Company reported a working capital deficiency of $376,196 comparative to July 31, 2008 the Company reported a working capital deficiency of $356,507; July 31, 2007, the Company reported a working capital deficiency of $ $46,096; and a working capital deficiency of $211,117 as at July 31, 2006. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

The financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no revenue generating properties at this time, and has generally incurred losses since inception.

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.  Please review “Subsequent Events” – Page 29.

On August 20,2009, the Company extended the expiry date on 825,000 warrants to July 10, 2010.On August 20, 2009, the Company extended the expiry date on 1,000,000 warrants to November 19, 2010. The Company has granted a total of 1,150,000 stock options to its directors and officers. All options are exercisable at a price of $0.05 per share and an expiry date of August 14, 2014

On February 3, 2009, the Company extended the expiry date on the 1,250,000 warrants issued on March 1, 2006 to February 28, 2010, and extended the expiry date on the 700,000 warrants issued on February 15, 2007 to February 14, 2010.

On February 18, 2009, the Company completed a non–brokered private placement of 516,768 units at a purchase price of $0.02 per unit for settlement of debt of $10,335. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The Company issued the units on February 18, 2009.

In October 2008, the Company completed a non-brokered private placement of 546,065 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.10 in the second year. The Company issued the units on October 30, 2008

In September 2008, the Company completed a non-brokered private placement of 812,293 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 812,293 units issued, 706,142 units were issued to settle a $70,614 of the Company’s debts. 335,075 units were issued to Company directors to settle $33,508 of debt. The Company issued the units on September 9, 2008

In August 2008, the Company agreed to issue 706,142 shares to certain creditors to extinguish accounts payable totalling $70,614. The Company and the creditors agreed upon an assigned value of $0.10 per share. Of the 706,142 shares issued 317,990 shares were issued to directors of the Company to settle debts of $31,799.

2009 Third Quarter Report      Page 29

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.6	Liquidity and Capital Resources (continued

In June 2008, the Company completed non-brokered private placements to issue 333,333 units at $0.15 per unit for proceeds of $15,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units 100,000 on June 12, 2008 and the remainder of 233,333 units on September 9, 2008. Finders Fee of 8% for a total of 8,000 common shares was paid.

In February 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.09 per unit for proceeds of $50,556.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.

In November 2007, the Company issued 100,000 common shares as security for accounts payable pursuant to a court settlement. The Company was required to make monthly payments of $1,000 for 14 months and issued shares as security over the period the debt was to be repaid. Once the Company has extinguished the debt, the Company will cancel the shares. The shares of the Company are currently being held in trust with the lawyer of their creditor.

In July 2007, the Company completed non-brokered private placements to issue 825,000 units at $0.20 per unit for proceeds of $165,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on November 28, 2007.

In February 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of $0.15 per unit for proceeds of $87,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

In January 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of $0.15 per unit for proceeds of $18,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007

In respect to the above private placements totalling 3,072,912 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

The funding raised as noted and any additional funds raised will be used for the Company’s exploration programs located in Nevada, and Saskatchewan, if warranted, to pursue other business opportunities and for general working capital.

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

2009 Third Quarter Report      Page 30

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.6           Liquidity and Capital Resources (continued)

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2008 – October 2009	$54,000
November 2009 – October 2010		$54,000
November 2010 – October 2011			$54,000
November 2011 – October 2012				$54,000
November 2012 – October 2013					$54,000
TOTAL PER YEAR	US$54,000	US$54,000	US$54,000	US$54,000	US$54,000

As at September 14, 2009, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum.

Future royalty payments are payable (in CDN$) as follows:
Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2008 – October 2009	$4,000
November 2009 – October 2010		$4,000
November 2010 – October 2011			$4,000
November 2011 – October 2012				$4,000
November 2012 – October 2013					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at September 14, 2009, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

The current period, the Company expenditures for Lapon Canyon were $91,472 and for the fiscal year ended October 31, 2008 reported $78,248, $94,490 for October 31, 2007 and $45,682 in fiscal year 2006, compared to the fiscal year October 31, 2005; expenditures were a total $108,328. In addition expenditures were incurred for Crystal Springs – Saskatchewan and Triton – Ontario and Gladiator totaling for the current period $4,373 and $27,701 in fiscal year ended October 31, 2008, $14,802 in 2007 compared to $14,732 in 2006. Total expenditures for all resource properties for the year ended October 31, 2008 were $105,949.  The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

The Company has no other commitments or arrangements for additional financing at this time and there is no assurance that the Company will be able to obtain any additional financing on terms acceptable to the Company. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond the current projected expenditures. The Company has historically satisfied its capital needs primarily by issuing equity securities. Management believes it will be able to raise equity capital as required in both the short and long term but recognizes the uncertainty attached thereto. The Company will continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

2009 Third Quarter Report      Page 31

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.7                     Transactions with Related Parties (continued)

1.8                     Off-Balance Sheet Arrangements

As at April 30, 2009, the Company has no off-balance sheet arrangements.

1.9                     Transactions with Related Parties

Services provided by directors or parties related to directors:

	July 31,	October 31,	October 31,	October 31,
	2009	2008	2007	2006
Consulting	$49,500	$96,000	28,500	$2,000
Rent	$9,000	$12,000	12,000	$12,000

•
Consulting fees of $49,500 for July 31, 2009; $66,000-year ended October 31, 2008 (October 31, 2007 – $28,500; October 31, 2006 – $2,000) were paid to the President of the Company and are included in consulting fees expense and resource property expenditures.

•
Consulting fees of $nil for July 31, 2009 and $30,000 for October 31, 2008 (2007 – $nil; 2006 – $nil) were paid to a director of the Company for investor relation services provided and were included in shareholder communications.

•
The Company was charged rent of $9,000 for July 31, 2009 and $12,000 for October 31, 2008 (2007 – $12,000; 2006 – $12,000) by an individual related to the past president and current director of the Company.

•
Stock–based compensation of $60,156 for October 31, 2008 (October 31, 2007 – $164,875; October 31, 2006 – $nil) was incurred by the Company in the issuance of stock options to directors and officers of the Company.

•
Travel of $22,730 for July 31, 2009 and $65,108 for October 31, 2008 (October 31, 2007 – $22,794; October 31, 2006 – $37,106) was reimbursed to the President, formerly VP Exploration, of the Company for expenses incurred as part of providing his services to the Company.

•	These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
•	Accounts receivable includes at July 31, 2009 and October 31, 2008 of $665 (October 31, 2007 – $2,542) due from a director.
•
Accounts payable includes$19,221 at July 31, 2009 and October 31, 2008 $19,909 (October 31, 2007 – $708) due to an individual related to the past president and current director of the Company and $nil (2007 – $1,847) due to an officer of the Company.

•	During 2008, a shareholder advanced $33,508 (2007 – $42,889) of which all (2007 – $37,096) was settled by the issuance of 335,075 common shares (2007 – 370,960 common shares) of the Company.

1.10                     Fourth Quarter

Not applicable.

2009 Third Quarter Report      Page 32

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.11	Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company other than those described in Subsequent Events Note 15 to the Consolidated Financial Statements as follows:

On March 18, 2009, the Company completed a non-brokered private placement of 6,750,000 units at a purchase price of $0.02 per unit for proceeds of $135,000. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The Company issued the units in June 2009.

1.12	Critical Accounting Estimates

The Company prepares its consolidated financials statements in accordance with accounting principles generally accepted in Canada.  The most significant accounting estimate is the policy of capitalizing exploration expenditures on its active properties.  The Company reviews its portfolio of properties on an annual basis to determine whether a write-down of the capitalized cost of any property is required under Canadian generally accepted accounting principles. The Company has written Triton, Ontario, Crystal Springs, Saskatchewan, and Gladiator properties down in the current year and had written down in previous years the Guanacaste, Costa Rica and Pan-Oro, Panama properties to $1.

1.13	Changes in Accounting Policies

Effective November 1, 2007, the Company adopted the following standards of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.

Capital Disclosures

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. Other than the additional disclosure presented in note 12, this section does not significantly affect the consolidated financial statements of the Company.

Financial Instruments – Disclosures and Financial Instruments – Presentation

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Other than the additional disclosure presented in note 5 of the Company’s Consolidated Financial Statements, adoption of these standards does not significantly affect the consolidated financial statements of the Company.

Amendments to Section 1400 – Going Concern

CICA Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s consolidated financial statements.

2009 Third Quarter Report      Page 33

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.13	Changes in Accounting Policies (continued)

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing November 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended October 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements of the Company beginning November 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company November 1, 2009.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 20, 2009, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The Company will adopt this recommendation in its fair value determinations for its fiscal year ending October 31, 2009.

2009 Third Quarter Report      Page 34

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.13	Changes in Accounting Policies (continued)

Future accounting changes

International Financial Reporting Standards (“IFRS”)

Mining Exploration Costs

In March 2009, the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company will adopt this recommendation for its fiscal year ending October 31, 2009.

1.14                     Financial Instruments

The carrying value of cash, cash equivalents, receivables, due to/from related parties, accounts payables and accrued liabilities approximate fair value because of the short term maturity of those instruments. Unless other otherwise noted, it is the management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments

1.15                     Other MD&A Requirements

Capital Stock

The Company’s authorized share capital and issued is as follows:

Authorized -  50,000,000 Common stock without par value

	Number of Shares	Amount

Balance, October 31, 2006	15,166,154	$7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000

Balance, October 31, 2007	16,866,154	7,975,093
Settlement of share subscriptions	825,000	0
Issue of common shares for cash	1,555,912	107,422
Issue of common shares for settlement of debt	706,142	70,614
Issue of common shares as security for amounts payable	100,000	14,000
Common Share issued on June, 2009	7,707,768	145,671

Balance, July 31, 2009	27,760,976	$8,312,801

2009 Third Quarter Report      Page 35

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.15                     Other MD&A Requirements (continued)

The Company’s net income (loss) per share is as follows:

	2009	2008	2007
	07/31/09	10/31/08	10/31/07
Basic Income (Loss) per Share	$(0.00)	$(0.01)	$(0.02)
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Diluted Earnings (Loss) per Share	$(0.00)	$(0.01)	$(0.02)
Weighted average number of shares Outstanding	21,107,317	18,394,883	15,992,182
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Adjusted weighted average
Number of shares Outstanding	21,107,317	18,394,883	15,992,182

Common share equivalents consisting of stock options and warrants are not considered in the computation for 2008, 2007, and 2006 year-ends because their effects would be considered anti-dilitive. Weighted average number of shares does not include the 60,000 shares to be redeemed in accordance with the court judgment note per the Company’s financial statements.

During the fiscal year ended October 31, 2008, the Company raised an aggregate of $107,422 on a negotiated a non-brokered private placement of 1,547,912 units at a prices of $0.15 per unit, $0.10 per unit and $0.09 per unit. Each unit consists of one common share and one share warrant to purchase one additional common share. 546,065 warrants are exercisable at $0.10, 668,514 share warrants are exercisable at 0.15 per warrant, and 333,333 at exercisable at $.30 per share. The warrants are exercisable for a period of 24 months from the closing date. The Company issued the units on February, 27, 2008, June 12, 2008, September 9, 2008 and October 27, 2008.

During the fiscal year ended October 31, 2008, the Company issued stock options on February 18, 2008 in the amount of 250,000 exercisable at $0.25 per share for period of 5 years and on October 29, 2008 in the amount of 1,450,000 exercisable at $0.10 per share for period of 5 years.
Stock Options

The following table summarizes the Company's stock option activity for the years ended October 31, 2008, October 31, 2007, October 31, 2006 and July 31, 2009:

	Number of Options	Weighted Average Exercise Price
Balance, outstanding and exercisable October 31, 2006	800,000	$0.25
Granted	1,300,000	$0.25
Cancelled/Expired	(800,000)	$0.25
Balance, outstanding and exercisable October 31, 2007	1,300,000	$0.25
Granted	1,700,000	$0.12
Cancelled	(250,000)	$0.25
Balance, outstanding and exercisable and October 31, 2008	2,750,000	$0.17
Expired	(1,050,000)	$0.25
Balance, outstanding and exercisable July 31, 2009	1,700,000	$0.12

2009 Third Quarter Report      Page 36

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.15                      Other MD&A Requirements (continued)

Stock Options

Stock options to directors, officers and consultants outstanding and exercisable as at October 31, 2008 and April 30, 2009 and October 31, 2007 were as follows:

			Number of Options
Expiry Date	Calculated Fair Value	Exercise Price	2009/2008	2007

July 4, 2009 (expired)	$0.13	$0.25	1,050,000	1,300,000
February 17, 2013	$0.10	$0.25	250,000	0
October 29, 2013	$0.03	$0.10	1,450,000	0

Total			2,750,000	1,300,000

All options granted during 2008 and 2007 were fully vested at the time of their grant.

Share purchase warrants

Share purchase warrants outstanding as at July 31, 2009 and October 31, 2008, October 31, 2007 and October 31, 2006 were as follows:

Share purchase warrants outstanding as at July 31, 2009 and October 31, 2008, October 31, 2007 and October 31, 2006 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, outstanding and exercisable October 31, 2006	1,250,000	$0.35
Issued	2,525,000	$0.24
Balance, outstanding and exercisable October 31, 2007	3,775,000	$0.28
Issued	1,547,912	$0.20
Balance, outstanding and exercisable October 31, 2008	5,322,912	$0.26
Issued	7,266,768	$0.04
Balance, outstanding and exercisable July 31, 2009	12,589,680	$0.12

		Number of Warrants
Expiry Date	Exercise Price	2008	2007
February 28, 2009	$0.35	1,250,000	1,250,000
November 19, 2009	$0.15	1,000,000	1,000,000
February 15, 2009	$0.30	700,000	700,000
November 28, 2009	$0.30	825,000	825,000
February 27, 2010	$0.15	561,733	0
June 12, 2010	$0.30	100,000	0
September 8, 2010	$0.20	106,781	0
October 27, 2010	$0.30	233,333	0
October 27, 2010	$0.20	546,065	0
June 5, 2011	$0.04	4,754,268	0
June 29, 2011	$0.04	2,512,500	0
Total		12,589,680	3,775,000

2009 Third Quarter Report      Page 37

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.15                      Other MD&A Requirements (continued)

Disclosure Controls and Procedures

A Disclosure Committee of World Ventures Inc. was appointed by the Board of Directors in 2006 to oversee the Company's disclosure activities and to assist the Board of Directors in fulfilling its responsibilities in this respect. The purpose of the Committee is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject.

The Committee's responsibilities include the following:

•	review material developments and advise on the Company's disclosure obligations on a timely basis;

•
advise on and discuss the timely review, publication and filing of periodic and current reports with the various parties involved, including the Chief Executive Officer and the Chief Financial Officer, and review that these reports do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

•	periodically review past disclosures contained in public filings and other public information and advise whether any updates or corrections are appropriate; and

•
evaluate and advise on the effectiveness of the Company's internal and disclosure controls and procedures, including the steps that it deems necessary or desirable to effect compliance with those procedures.

Under  the  supervision  and  with  the  participation  of the Company’s management,  including  its  Chief Executive Officer and Chief Financial Officer,  the  Company  evaluated  the  effectiveness  of the design and operation  of its disclosure controls and procedures (as defined in Rule 13a-15(e)  or  15d-15(e)  under  the  Exchange  Act).   Based  upon that evaluation,  the  Chief  Executive  Officer  and Chief Financial Officer concluded  that, as of the end of the period covered by this report, the Company’s  disclosure  controls  and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded,  processed,  summarized  and  reported within the time periods specified in applicable rules and forms.

In  addition,  the Company’s Chief Executive Officer and Chief Financial Officer  have determined that the disclosure controls and procedures are effective  to  ensure  that  information required to be disclosed in the  reports  that  are  filed  under  the  Exchange  Act  is accumulated and communicated  to  management,  including the Chief Executive Officer and Chief  Financial  Officer,  to allow timely decisions regarding required disclosure.

There are inherent limitations as to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls or procedures. It should also be noted that the Company's internal controls and procedures will not prevent or detect all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Consequently, management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

2009 Third Quarter Report      Page 38

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.15           Other MD&A Requirements (continued)

Disclosure Controls and Procedures

Internal Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f)   and   15d-15(f) under the Exchange Act.   The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting   described   below.   The  Company’s  internal  control  over financial   reporting  is  a  process  designed  to  provide  reasonable assurance  regarding  the  reliability  of  financial  reporting and the  preparation  and  fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation  of  effectiveness  to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that  the  degree  of  compliance  with  the  policies or procedures may deteriorate.

Management  conducted  an  evaluation of the design and operation of the Company’s  internal  control  over financial reporting as of October 31, 2008  based  on  the criteria set forth in Internal Control  Integrated Framework  issued  by  the  Committee of Sponsoring Organizations of the Tread way   Commission.    This   evaluation   included   review  of  the documentation  of  controls,  evaluation  of the design effectiveness of controls,  testing  of  the  operating  effectiveness  of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of October 31, 2008 and no material weaknesses were discovered.

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these controls during the year ended October 31, 2008, or subsequent to the evaluation date identified in connection with the evaluation thereof by the Company's management including the Chief Executive Officer and Acting Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting

1.16                     Subsequent Events

On August 20,2009, the Company extended the expiry date on 825,000 warrants to July 10, 2010.On August 20, 2009, the Company extended the expiry date on 1,000,000 warrants to November 19, 2010. The Company has granted a total of 1,150,000 stock options to its directors and officers. All options are exercisable at a price of $0.05 per share and an expiry date of August 14, 2014.

2009 Third Quarter Report      Page 39

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2009

1.17                     Other Information

Stock Exchange:          NASD Bulletin Board

Symbol:                       WVNTF:BB

Management Team:

Stewart Jackson: President–Chief Executive Officer
Gary Van Norman: Vice President–Chief Financial Officer
John Curry: Secretary – Vice President of Sales

Auditors:                      Smythe Ratcliffe LLP, Chartered Accountants
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia, Canada
V6C 2G8

Transfer Agent:             Computershare Trust Company
510 Burrard Street 3rd Floor
Vancouver, British Columbia, Canada
V6C 3B9

Corporate Office:         1600 – 609 Granville Street
P.O. Box 10068 Pacific Centre
Vancouver, British Columbia, Canada
V7Y 1C3

2009 Third Quarter Report      Page 40